

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

May 28, 2010

Via facsimile to ((202) 756-8087) and U.S. Mail

Thomas P. Conaghan, Esq.
McDermott Will & Emery LLP
600 13th Street, NW
Washington, DC 20005

> **Re: Care Investment Trust Inc.**
>   **Schedule TO-I/A**
>   **Filed May 19, 2010**
>   **File No. 005-82950**
>
>   **Amended Schedule 13E-3**
>   **Filed May 19, 2010**
>   **File No. 005-82950**
>
>   **Revised Preliminary Proxy Statement**
>   **Filed May 18, 2010**
>   **File No. 001-33549**

Dear Mr. Conaghan:

We have reviewed the above filings and have the following comments.

Revised Preliminary Proxy Statement

1.   We note your response to comment 1 of our letter dated May 5, 2010. It is not clear to us that financing for the transaction is "assured" because Tiptree is required to deposit sufficient funds with an escrow agent as a condition to closing and the purchase and sale agreement contains a representation and warranty to such effect. Please provide us with further support for your assertion that financing is assured or revise the proxy statement to provide the information required by Item 14(c)(1) of Schedule 14A with respect to Tiptree.

2.   We note your response to comments 2 and 4. We are continuing to consider your analysis and we may have further comment.

Amended Schedule 13E-3

3.   We disagree with your response to prior comment 3 and we reissue it. We note that the proxy solicitation is a transaction included in the definition in Rule 13e-

3(a)(3)(i)(C) which, inextricably together with the tender offer, constitutes a series of transactions that has "either a reasonable likelihood or a purpose of producing, either directly or indirectly" the effect described in Rule 13e-3(a)(3)(ii)(A). For further guidance, refer to Question 4 of Exchange Act Release No. 34-17719 (April 13, 1981).

Schedule TO-I/A

4.   We note your response to prior comment 7 and we reissue it. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

Offer to Purchase

Cautionary Statement Concerning Forward-Looking Statements, page x

5.   We reissue prior comment 13. Please relocate this and the "Introduction" section following it such that the "Special Factors" follow immediately the Summary Term Sheet section.

Reasons for the Tender Offer, page 2

6.   We reissue prior comment 17 as it related to the letter from Cambridge Holdings. We are unable to find any revisions in this respect.

Fairness of the Tender Offer, page 19

7.   Consistent with comment 3 above, we reissue prior comment 18.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions relating to the filings to Duc Dang, Attorney-Advisor, at (202) 551-3386 or me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions